March 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attention: Aisha Adegbuyi, Amit Pande, Michael Volley and Christian Windsor

Re:	American Integrity Insurance Group, Inc.

Draft Registration Statement on Form S-1

Submitted February 10, 2025

CIK No. 0002007587

Ladies and Gentlemen:

On behalf of American Integrity Insurance Group, LLC (to be converted into American Integrity Insurance Group, Inc., a Delaware corporation) (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 10, 2025, regarding the Company’s Draft Registration Statement on Form S-1 (“Draft Registration Statement No. 1”) confidentially submitted with the Commission on February 10, 2025. In connection with this letter, an amendment to the Draft Registration Statement No. 1 (the “Draft Registration Statement No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Draft Registration Statement No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Draft Registration Statement No. 2.

Draft Registration Statement on Form S-1

Commonly Used Defined Terms, page ii

1.	Please revise your definition of Citizens to clarify, if true, that Citizens is a not-for- profit government entity.

Response: The Company acknowledges the Staff’s comment and has revised the definition on page ii to note that Citizens is a not-for-profit government entity.

Prospectus Summary

Our Competitive Strengths

Sophisticated risk transfer program with high-quality third-party reinsurers, page 7

2.

We note your disclosure regarding your relationships with your reinsurers, “all of whom have a financial strength rating of ‘A-’ or better by A.M. Best”. Please include a risk factor addressing any risks to your business associated with your reinsurers receiving a downgrade from A.M. Best or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to its Risk Factors section on page 27 to discuss the risk of a potential credit downgrade within its reinsurers.

Continue to purchase conservative third-party catastrophe reinsurance coverage, page 9

3.

We note your disclosure in several places throughout your Prospectus that you “have historically sought to buy to the 130-year return period.” Please revise your disclosure, where appropriate, to explain what this means for reader clarity.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 9 and 92, accordingly.

Selectively assume policies from Citizens, page 10

4.

We note your disclosure that you participated in four take-out opportunities in 2024 and assumed 68,884 policies. We also note that you are considering assuming policies from Citizens. Please revise your disclosure to include more details about the policies you assumed in 2024 and please disclose the potential costs associated with assuming Citizen’s policies. Based on your revised disclosure please consider revising your risk factors, if appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10 to 11, 56 to 57 and 93 to provide further detail on the policies the Company assumed in 2024 as well as potential costs associated with assuming policies from Citizens.

Corporate Structure, page 12

5.	Please revise your organizational charts on pages 13 and 19 to clarify the existing owners.

Response: The Company acknowledges the Staff’s comment and has revised the diagrams on pages 13, 16 and 95 to reflect that the Existing Owners are the existing members of American Integrity Insurance Group, LLC.

Actual claims incurred have exceeded, and in the future may exceed, reserves established for claims, page 29

6.

We note your disclosure regarding “the adverse conditions in Florida and inflationary pressure causing increases in the costs of building materials and labor.” Please revise here to specify the adverse conditions, including examples of how inflation or other conditions have impacted your insured losses above your estimates when the policies were written.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 25 to provide examples and additional information on how inflation and other macroeconomic conditions have impacted the Company’s insured losses above estimates when policies are written.

Our results may fluctuate based on cyclical changes in the insurance industry, page 31

7.

Please clarify in this risk factor, and its subheading, where the insurance industry currently is in terms of its cyclical nature so that investors may assess the risk. Specifically, discuss whether the insurance industry is in a hard or soft market, clearly explain what those terms mean, and discuss any effects the current market has on your business.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in the Risk Factors section on page 26 to discuss the current state of the insurance industry in light of recent legislative reforms.

Risks Related to Our Organizational Structure, page 45

8.	Revise this section to discuss the potential anti-takeover effect of the Tax Receivable Agreement, including the potential impact on a merger that may be beneficial to the Class A shareholders.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company no longer will have a Tax Receivable Agreement and has removed references thereto throughout Draft Registration Statement No. 2, accordingly.

We have assets held at financial institutions that may exceed the insurance coverage offered by the

Federal Deposit Insurance Corporation, page 45

9.	Revise this risk factor to disclose the aggregate amount of deposits at banks that exceed the FDIC deposit insurance threshold, if material.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to its Risk Factors on page 41 to clarify that it holds certain funds in excess of the FDIC limit each day, of which amounts in excess of $100,000 are swept daily into a money market account custodied outside the financial institution. The Company also respectfully advises the staff that although balances the Company holds at the financial institution fluctuate daily based on a variety of factors, any exposure over the FDIC limit is limited to short intraday windows prior to the daily sweeps. The Company respectfully advises the Staff that because the Company’s exposure in excess of FDIC limits fluctuates throughout the day, the Company believes that providing an exact figure would not be an accurate or meaningful representation to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 78

10.

We note that you write insurance coverage for condominiums. We also note that, following the 2021 Surfside Condominium collapse, the Florida legislature required inspections and remediation of buildings that showed signs of structural integrity issues or damage to the building’s concrete. Discuss the extent to which you may be required to cover losses in the event of a structural failure, if material, and discuss the extent to which management has evaluated the potential impact on your market. Consider revising your risk factor disclosure based on your response.

Response: The Company respectfully advises the Staff that the Company does not provide insurance coverage that covers structural integrity issues or damage to the condominium building or its integrity. As a result, the Company would not be required to cover losses in the event of structural failure, outside of the contents of the condominium policy owner covered by the HO-6 policy. The Company respectfully advises the Staff that the Company writes policies only covering the contents of condominium owners via its HO-6 product as disclosed on page 96.

Key Business Metrics and Non-GAAP Financial Measures, page 85

11.	We note you refer to your adjusted net income (loss) non-GAAP financial measure also as adjusted operating income (loss). Please revise to use a consistent title throughout your filing.

Response: The Company acknowledges the Staff’s comment and has revised each reference of “adjusted operating income (loss)” to “adjusted net income (loss)” throughout Draft Registration Statement No. 2, accordingly.

Critical Accounting Policies and Estimates

Impairment, page 97

12.

Please revise to ensure your investment impairment accounting policies in this section are consistent with your summary of significant accounting policies on page F-11 which appear to be updated for your adoption of ASU 2016-13.

Response: The Company acknowledges the Staff’s comment and has revised the investment impairment accounting policy on pages 74 to 75 to align with the summary of significant accounting policies.

Business, page 105

13.

We note your disclosure that you rely on a number of third-party brokers, service providers and catastrophe claim adjuster services. If you depend on key particular third-parties or other service providers that would significantly impact your business if they were to terminate the business relation key products or product lines, please revise your Business, Risk Factors and MD&A sections accordingly.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 6 to 7, 25 to 26, 89 and 101 to provide detail on its dependence on independent agents, service providers and other third parties.

14.

We note your reference to legislative reforms in Florida that were enacted in 2022. Revise your disclosure to discuss the nature of these changes and how they impacted your willingness to purchase policies originally underwritten by Citizens. Please also consider revising your disclosure to clarify whether Management believes that the changes may lead to increased competition from other insurers who might be incented to reenter or expand their Florida insurance offerings.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 3, 10 to 11, 56 to 57 and 93 to discuss increased competition in light of Citizens take-out opportunities.

Competition, page 128

15.

We note your disclosure that you face competition from insurers including Tower Hill Insurance Group, Florida Peninsula Insurance Company, Frontline Insurance Unlimited Company, Southern Oak Insurance Company and Progressive. Please provide the criteria you used to identify these companies as your competitors.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 108 to provide the criteria that management considers in identifying the Company’s competitors.

Ratings, page 128

16.	We note your risk factor disclosure on page 35 that you do not have a rating from AM Best Company. Revise your disclosure on page 96 to include a similar discussion.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 74 to note that the Company does not have a rating from A.M. Best.

Exclusive Forum, page 164

17.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action” Given that this provision applies to Securities Act and Exchange Act claims, please revise this provision, similar to your discussion on page 55, to state that there is uncertainty as to whether a court would enforce such a provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 46 and 135 to highlight that it is uncertain whether a court would enforce the Company’s exclusive forum provision and investors cannot waive compliance from federal securities laws and the regulations thereunder.

Change in Independent Auditor, page 185

18.

Please tell us if you consulted with Thomas Howell Ferguson P.A. on any matters described in Items 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K prior to engaging the accountant in 2024. Please revise your disclosures as necessary. Please ensure your letter to Thomas Howell Ferguson P.A. required by Item 304(a)(3) of Regulation S-K includes any revised disclosure.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 156, accordingly, and ensures its letter to Thomas Howell Ferguson P.A. will contain the required Item 304(a)(3) Regulation S-K disclosure.

Investments

Fixed Maturity Securities, page F-11

19.

We note your disclosure that, “If these criteria are not met, the security is not deemed to have a zero expected credit loss upon default, or the severity of the decline in fair value is greater than or equal to 80%, the Company will evaluate whether any impairment is attributable to credit-related factors.” Please tell us how the criteria related to the 80% severity is relevant, applied to your investments, and consistent with ASC 326 considering that it appears that all securities would be subject to credit-related factors or impairment recognized in earnings absent this criteria. Please revise your disclosures as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the account policy disclosure on page F-8. The Company respectfully advises the staff that the Company evaluates all securities in an unrealized loss position for credit losses and will evaluate whether the decline in fair value has resulted from a credit event. As described in the Company’s disclosure, the evaluation includes consideration of a variety of factors. The criterion related to the 80% severity is utilized by management to identify securities with more significant declines in fair value and to ensure additional analysis and reviews are performed to evaluate relevant factors and conclusions related to credit loss. However, as the Company’s accounting policy does not apply any “bright-line” tests and includes consideration of all securities in an unrealized loss position on a quarterly basis, the Company removed and otherwise revised the referenced disclosure.

Reinsurance, page F-14

20.	Noting that reinsurance recoverables totaled $325 million at December 31, 2023, please revise to clarify why you believe the amount of exposure to reinsurance recoverables is not material.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-11 to clarify why the Company believes the amount of exposure to reinsurance recoverables is not material.

Note 3. Variable Interest Entity, page F-20

21.

We note disclosure that appears to indicate that Catstyle is owned by Artex but also that AIIG is the sole shareholder. Please tell us how you determined that Catstyle was owned by Artex considering that AIIG is the sole shareholder. Please revise your disclosure as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to page F-19 to include qualitative information about the assets held at the VIE. The Company respectfully advises the Staff that Artex is an unaffiliated Bermuda licensed segregated accounts company created under the Segregated Account Companies Act (the “SAC Act”) enacted by the government of Bermuda. Artex formed the Catstyle Segregated Account pursuant to a master preference shareholder agreement with American Integrity Insurance Group, LLC, which established American Integrity Insurance Group, LLC as the account owner of the Catstyle Segregated Account. In accordance with the SAC Act, the establishment of a segregated account does not create a legal entity distinct from Artex or American Integrity Insurance Group, LLC.

22.	Please revise to disclose the information required by ASC 810-10-50-3.bb.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to page F-19 to include qualitative information about the assets held at the VIE.

Note 10. Regulatory Requirements and Restrictions, page F-32

23.

Please revise to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the insurance entity’s statutory capital and surplus. Refer to ASC 944-505-50-1 for guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-33 to F-34 to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements.

24.	Please revise to disclose the amount of retained earnings that is not available for payment of dividends. Refer to ASC 944-505-50-1 for guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-33 to F-34 to disclose the amount of retained earnings that is not available for payment of dividends.

Note 12. Members’ Equity and Temporary Members’ Equity, page F-34

25.	Please tell us why Class B and C units appear to be measured at $0 in the December 31, 2023 balance sheet. Please revise your disclosure as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-35. The Company respectfully advises the Staff that the Class B and C units were issued when the Company was initially formed in 2006. The grant date fair value of the Class B and C units was determined to be $0 upon issuance when the Company had no assets and prior to the Company conducting substantive operations.

Note 16. Income Taxes, page F-36

26.

Please tell us where the impact of income related to partnerships and other “passthrough entities” not subject to income tax is presented in the effective income tax rate reconciliation on page F-37. Please revise your disclosure as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-38. This was included in the “Loss of limited liability companies” line in the effective income tax rate reconciliation. The Company has re-labeled this line to “Loss of partnerships and other pass-through entities.”

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If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone

cc:	Matthew L. Fry, Esq., Haynes and Boone, LLP

Logan J. Weissler, Esq., Haynes and Boone, LLP

Dwight S. Yoo, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Robert Ritchie, Chief Executive Officer of American Integrity Insurance Group, LLC